Wicked BOLD LLC

Form C/A-R

Purpose of This Form   thaiiiiiinks

A company that has raised money using Regulation Crowdfunding must report certain information. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.202 listing the information companies must provide. This form – Form C-AR – is the form used to provide that information.

(A) The Company

Name of Company	Wicked BOLD LLC
State of Organization	TX
Date of Formation	9/18/2019
Entity Type	Limited Liability Company
Street Address	3347 Long Prairie Rd, Flower Mound, TX 75022
Website Address	www.wickedbold.com

(B) Directors and Officers Of the Company

Name	Position	Officer Since	Past Experience
Deric Cahill	CEO	2019	Vice President of Sales (Gartner - 2016-2020) — lead a region of 25 sales executives and 3 sales managers selling technology information & services to end user clients.Senior Consultant (Skaled - 2020-present) - engages in fractional sales leadership roles for companies varying in size from startups to mid-sized organizations.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power
Deric Cahill	85%

(D) The Company's Business and Business Plan

P&L Through November
Simplified purchasing schedule and began wholesale relationships for better pricing
Reduced full-time staff from 6 to 3 to maximize profitability

LOCATION NUMBER ONE AT A GLANCE

Brooklynn Cahill
Co-Founder
Brooklynn brings the passion for health & wellness to Wicked BOLD. Her commitment to transparent foods & sustainable ingredients is the differentiator for Wicked BOLD. The community building around Wicked BOLD is thanks to Brooklynn and her commitment to building an environment of growth.

(E) Number of Employees

The company currently has 3 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the oHering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

(G) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage	1.20%
Payment Deadline	4/1/2025
Maximum Payment Multiple	
Early Investors	1.6x (For the first $15000 invested.)
All Other Investors	1.3x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securization	Unsecured
Accrual Rate	0.89%

Revenue Percentage	2.60%
Payment Deadline	10/1/2027
Maximum Payment Multiple	
Early Investors	1.9x (For the first $30,000 invested.)
All Other Investors	1.65x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar

First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securization	Unsecured
Accrual Rate	1.26%

(H) Indebtedness of the Company

Title	Amount ($)	Interest %	Maturity Date
Mainvest Revenue Share Note	$47,604.00	n/a	04/01/2025
Mainvest Revenue Share Note	$91,684.00	n/a	10/01/2027

(I) Other Offerings of Securities within the Last Three Years

April 2021 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $34,100 Please refer to the company's Form C/U dated June 7th, 2021 for additional disclosures

December 2021 Rule 17CFR 227 (Regulation Crowdfunding) Revenue Sharing Notes $51,100 Please refer to the company's Form C/U dated February 15th, 2022 for additional disclosures

(J) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(K) Our Compliance with Reporting Obligations

The Company has not filed an annual report prior to this Form C/A-R.

Tax Information

Financial Statements Line Item	Most Recent Fiscal Year End	Prior Fiscal Year End
Total Assets	$5,900.00	$0.00
Cash	$3,100.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term debt	$0.00	$0.00
Long-term debt	$0.00	$0.00
Revenues	$9,000.00	$0.00
Costs of Good Sold	$4,000.00	$0.00
Taxes Paid	$0.00	$0.00
Net Loss	-$10,000.00	$0.00